Exhibit 99.1

Uppsala Aug 2, 2019

PRESS RELEASE

Oasmia intends to delist from NASDAQ in the US to reduce complexity and costs

Oasmia Pharmaceutical AB (“Oasmia” or the “Company”) announced today that it intends to delist its American Depositary Shares (“ADS”) from the Nasdaq Capital Market (“NASDAQ”) and to deregister and terminate its reporting obligations with the Securities and Exchange Commission (“SEC”). Oasmia expects the delisting to become effective on or about August 22, 2019.

The main purpose of the delisting is to reduce complexity in financial reporting and administrative costs. Oasmia remains committed to serving its investor base in the U.S. and to maintaining the highest standards for corporate governance. The Company will continue to serve its U.S. investors through its investor relations team.

Oasmia is considering to maintain an American Depositary Receipt program on a Level I basis, which is presumed to allow investors to hold their securities in the form of ADSs. Oasmia’s ordinary shares will continue to trade on NASDAQ Stockholm.

The Company plans to submit a Form 25 relating to its ADSs to the SEC on or about August 12, 2019, and expects delisting to be become effective not less than ten days later. After the Form 25 is effective, the ADSs will no longer be traded on NASDAQ.

Following delisting, and once the criteria for deregistration are met, the Company intends to file a Form 15F with the SEC in order to deregister its ADSs. The Company expects that the Form 15F will be effective 90 days after filing. However, Oasmia reserves the right to delay these filings or, as permitted, to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

Oasmia will continue to make English translations of its annual reports, financial statements and financial press releases available on its website at www.oasmia.com.

For more information:

Investor Relations Oasmia

E-mail: IR@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).